Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS

The following information should be read in conjunction with the Company’s unaudited consolidated financial statements for the three and six month periods ended December 31, 2013 and the related notes, which are prepared in accordance with International Financial Reporting Standards (IFRS) for interim financial statements, as well as the audited consolidated financial statements for the year ended June 30, 2013, including the notes thereto, prepared in accordance with IFRS, and the annual fiscal 2013 MD&A. This Management’s Discussion and Analysis (“MD&A”) provides a review of the performance of the Company for the three and six month periods ended December 31, 2013 as compared to the three and six month periods ended December 31, 2012. This review was performed by management with information available as of February 7, 2014.

Where “we”, “us”, “our”, “Transition” or the “Company” is used, it is referring to Transition Therapeutics Inc. and its wholly-owned subsidiaries, unless otherwise indicated. All amounts are in Canadian dollars, unless otherwise indicated.

Additional information relating to the Company, including the Company’s most recently filed Annual Information Form, can be found on SEDAR at www.sedar.com.

CAUTION REGARDING FORWARD-LOOKING STATEMENTS

This MD&A contains certain forward-looking statements within the meaning of applicable securities laws. Forward-looking information typically contains statements with words such as “anticipate”, “believe”, “expect”, “plan”, “estimate”, “intend”, “may” or similar words suggesting future outcomes. Forward-looking statements in this MD&A include, but are not limited to statements with respect to: the clinical study phases of the Company’s product candidates which the Company expects to complete in fiscal 2014 and beyond; the ability of the Company’s business model to maximize shareholder returns; the potential for ELND005 to slow the progression of Alzheimer’s disease and improve symptoms; the potential for ELND005 to be an adjunctive maintenance treatment in patients with Bipolar Disorder; the potential for ELND005 to be effective for the treatment of agitation and or aggression in patients with Alzheimer’s disease; the potential for ELND005 to be effective for the treatment of Down syndrome; the timing and manner of future clinical development of ELND005 performed by Perrigo Company (“Perrigo”) or its subsidiary; the global population size of those affected by Alzheimer’s disease; the demand for a product that can slow or reverse the progression of Alzheimer’s disease; the demand for a product that can reduce the emergence of neuropsychiatric symptoms like depression, anxiety and agitation in Alzheimer’s disease; the demand for a product that can reduce the occurrence of mood episodes in patients with Bipolar Disorder; the potential clinical benefit of ELND005 in the treatment of bipolar disorder or other disease indications; the development of TT401 and the series of preclinical compounds in-licensed from Eli Lilly and Company (“Lilly”) and their potential benefit in type 2 diabetes patients; the timing and manner of future clinical development of TT401 performed by Lilly; the potential clinical development of TT601 for the treatment of osteoarthritis pain; the engagement of third party manufacturers to produce the Company’s drug substances and products; the intention of the Company to make collaborative arrangements for the marketing and distribution of its products and the impact of human capital on the growth and success of the Company.

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This forward-looking information is subject to various risks and uncertainties, including those discussed below, that could cause actual results and experience to differ materially from the anticipated results or other expectations expressed. Readers are cautioned not to place undue reliance on this forward-looking information, which is provided as of the date of this MD&A unless otherwise stated, and the Company will not undertake any obligation to publicly update or revise any forward-looking information, whether as a result of new information, future events, or otherwise, except as required by securities laws.

Some of the assumptions, risks and factors which could cause future outcomes to differ materially from those set forth in the forward-looking information include, but are not limited to: (i) the assumption that the Company will be able to obtain sufficient and suitable financing to support operations, clinical trials and commercialization of products, (ii) the risk that the Company may not be able to capitalize on partnering and acquisition opportunities, (iii) the assumption that the Company will obtain favourable clinical trial results in the expected timeframe, (iv) the assumption that the Company will be able to adequately protect proprietary information and technology from competitors, (v) the risks relating to the uncertainties of the regulatory approval process, (vi) the impact of competitive products and pricing and the assumption that the Company will be able to compete in the targeted markets, and (vii) the risk that the Company may be unable to retain key personnel or maintain third party relationships, including relationships with key collaborators.

By its nature, forward-looking information involves numerous assumptions, inherent risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections or other forward-looking statements will not occur. Prospective investors should carefully consider the information contained under the heading “RISKS AND UNCERTAINTIES” as described in the MD&A for the year ended June 30, 2013.

OVERVIEW

Transition is a product-focused biopharmaceutical company, developing novel therapeutics for disease indications with large markets. The Company’s lead CNS drug candidate is ELND005 for the treatment of Alzheimer's disease, Bipolar Disorder and Down syndrome. Transition’s lead metabolic drug candidate is TT401 for the treatment of type 2 diabetes and accompanying obesity. Transition has also in-licensed a lead drug candidate from Lilly in the area of osteoarthritis pain (TT601).

Highlights for the Company during the six month period ended December 31, 2013 and up to the date of this MD&A include the following:

ELND005:

•	December 18, 2013 – Perrigo Company plc “(Perrigo”) completed its acquisition of Elan Pharmaceuticals and all its subsidiaries. With this acquisition, Perrigo acquired all the rights and obligations of Elan under the collaboration agreement with Waratah for the development and commercialization of ELND005;

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•	September 4, 2013 - Transition announced that their licensing partner Elan had dosed the first patient in a Phase 2a clinical study of ELND005 in Down syndrome;

•	July 17, 2013 - Transition announced that the US Food and Drug Administration (“FDA”) has granted Fast Track Designation to the development program for ELND005 which was submitted for the treatment of Neuropsychiatric Symptoms (“NPS”) in Alzheimer's disease (“AD”). The FDA concluded that the development program for ELND005 for the treatment of NPS in AD meets their criteria for Fast Track Designation. Transition's licensing partner, Elan is responsible for all development and commercialization activities and costs of ELND005;

TT601:

•	July 23, 2013 - Transition announced the exclusive licensing of worldwide rights to a novel small molecule transcriptional regulator ("TT601") from Lilly for the treatment of osteoarthritis ("OA") pain. TT601 is a potent and selective ligand for a novel nuclear receptor target. Modulating the activity of this novel target in patients with osteoarthritis may provide pain relief to a large segment of OA patients who do not have adequate response to therapy with NSAIDs (non-steroidal anti-inflammatory drugs). TT601 has completed preclinical development to date and Transition anticipates can enter the clinic in the first half of calendar 2014.

Corporate Developments:

•	August 15, 2013 - Transition announced the closing of the private placement involving Jack W. Schuler, Larry N. Feinberg, Oracle Investment Management, certain Transition Board members, management and other existing shareholders of US$11 million by purchasing 2,625,300 units of the Company at a price of US$4.19 per unit.

STRATEGIC COLLABORATIONS

Perrigo Company plc

In 2006, Transition exclusively licensed the ELND005 technology to Elan for worldwide development and commercialization. Under the current agreement, Elan is responsible for performing and funding all development and commercialization activities. Transition is eligible to receive from Elan up to US$93 million regulatory and commercial launch related milestone payments plus tiered royalties ranging from 8% to 15% based on net sales of ELND005 should the drug receive the necessary regulatory approvals for commercialization. To date, Transition has received US$40 million from Elan in upfront and achieved milestone payments. With the acquisition of Elan by Perrigo in December 2013, Perrigo holds all Elan’s rights and obligations to the development of ELND005.

Currently, there are three clinical studies being performed with ELND005. In August 2012, the first patient was dosed in a Phase 2 clinical study evaluating ELND005 as an adjunctive maintenance therapy in 400 bipolar disorder patients. In November, the first patient was enrolled in a Phase 2 study of ELND005 to treat aggression and agitation in 400 moderate to severe Alzheimer’s disease patients. In September, the first patient was dosed in a Down syndrome Phase 2a study of ELND005.

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Eli Lilly and Company

(i)	Diabetes

On March 3, 2010, Transition and Lilly entered into a licensing and collaboration agreement granting Transition the rights to a series of preclinical compounds in the area of diabetes. Under the licensing and collaboration agreement, Transition received exclusive worldwide rights to develop and potentially commercialize a class of compounds that, in preclinical models, showed potential to provide glycemic control and other beneficial effects including weight loss.

Under the terms of the agreement, Lilly received an up-front payment of $1,055,900 (US$1 million) which has been capitalized as a license acquired from Lilly and is being amortized over 20 years which represents the estimated life of the underlying compounds and patents.

In June 2013, Lilly assumed all development and commercialization rights to type 2 diabetes drug candidate TT401. In conjunction with this assumption of rights, Transition received a US$7 million milestone payment. Lilly has assumed all costs and will perform all future development and commercialization activities of TT401, and Transition will pay US$14 million to Lilly in three separate installments during the Phase 2 clinical study. In return, Transition is eligible to receive up to approximately US$240 million in additional milestone payments. Transition will also be eligible to receive a double-digit royalty on sales of TT401 products and a low single digit royalty on related compounds.

(ii)	Osteoarthritis Pain

On July 23, 2013, Transition announced the exclusive licensing of worldwide rights to a novel small molecule transcriptional regulator ("TT601") from Lilly for the treatment of osteoarthritis pain. TT601 is a potent and selective ligand for a novel nuclear receptor target. Modulating the activity of this novel target in patients with osteoarthritis may provide pain relief to a large segment of OA patients who do not have adequate response to therapy with NSAIDs (non-steroidal anti-inflammatory drugs).

Under the terms of the agreement, Transition has acquired the rights to develop and potentially commercialize TT601. Following an IND submission to the FDA, Transition has an option to continue development on TT601 and will pay Lilly US$1 million to exercise that option. Lilly retains an option to reacquire all rights to TT601 following review of clinical proof-of-concept study results. If Lilly exercises this option right, Transition would be eligible to receive milestone payments of approximately US$130 million and a high single-digit royalty on sales of products containing TT601 should such products be successfully commercialized. If Lilly does not exercise this option right, Lilly would be eligible for a low single-digit royalty from Transition on sales of products containing TT601 should such products be successfully commercialized.

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PROGRAMS

Transition is focused on developing innovative therapies in several distinct areas of opportunity. Transition’s vision is to build a company that has a strong foundation for growth based on multiple technologies and product opportunities, which reduces risk and enhances return. The Company’s technologies are as follows:

ELND005 for Neuropsychiatric Diseases

Alzheimer’s Disease:

Alzheimer’s disease is a progressive brain disorder that gradually destroys a person’s memory and ability to learn, reason, make judgments, communicate and carry out daily activities. As Alzheimer’s disease progresses, individuals may also experience changes in personality and behavior, such as anxiety, suspiciousness or agitation, as well as delusions or hallucinations. Approximately 90% of Alzheimer’s disease patients develop neuropsychiatric symptoms, and up to 60% develop agitation/aggression over the course of their disease. Agitation/aggression are among the most disruptive neuropsychiatric symptoms in Alzheimer’s disease and are associated with increased morbidity and caregiver burden.

The disease mainly affects individuals over age 65 and it is estimated over 18 million people are suffering from Alzheimer’s disease worldwide. In the U.S., Alzheimer’s disease is the sixth leading cause of death and current direct/indirect costs of caring for an estimated 5.4 million Alzheimer’s disease patients are at least US$100 billion annually.

Current U.S. Food and Drug Administration approved Alzheimer’s disease medications may temporarily delay memory decline for some individuals, but none of the currently approved drugs are known to stop the underlying degeneration of brain cells. Certain drugs approved to treat other illnesses may sometimes help with the emotional and behavioral symptoms of Alzheimer’s disease. With an aging population, there is a great need for therapies to address Alzheimer’s disease patient’s neuropsychiatric symptoms and declines in cognitive ability.

Bipolar Disorder:

Bipolar I Disorder is a severe form of Bipolar Disorder, also commonly known as manic depressive illness. It is a psychiatric disorder characterized by excessive swings in a person’s mood and energy affecting their ability to function. Bipolar Disorder is a lifetime recurrent disorder with cycles of dramatic mood swings of highs and lows, often with periods of normal moods in between. The periods of highs and lows are called episodes of mania and depression. Bipolar Disorder is also associated with increased cardiovascular morbidity and suicide risk. The U.S. and European Union population of Bipolar Disorder patients is estimated at approximately 3.5 million.

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Down Syndrome:

Down syndrome (DS, Trisomy 21), caused by an extra copy of chromosome 21, is the most common genetic form of intellectual disability with a prevalence of approximately 1 in 700 live births in the US. Children with DS exhibit developmental delay and various degrees of intellectual disability, while adults are at increased risk of Alzheimer’s dementia. There are currently no drugs approved for the treatment of cognitive dysfunction in DS.

Excess activity of genes on chromosome 21, such as amyloid precursor protein (APP) and sodium-myo-inositol active transporter (SMIT), are thought to play a role in the cognitive dysfunction of DS. Life-long exposure to increased amyloid and myo-inositol levels in the brain are thought to lead to synaptic dysfunction and cognitive disability. ELND005 may have the potential to improve cognition in DS by decreasing amyloid levels and regulating myo-inositol-dependent neuronal signaling.

Clinical Development of ELND005:

ELND005, scyllo-inositol, is an orally bioavailable small molecule that is being investigated for multiple neuropsychiatric indications on the basis of its proposed dual mechanism of action, which includes β-amyloid anti-aggregation and regulation of brain myo-inositol levels. An extensive clinical program of Phase 1 and Phase 2 studies have been completed with ELND005 to support clinical development. The Phase 2 study (ELND005-AD201) which evaluated ELND005 in more than 350 mild to moderate AD patients was published in the peer-reviewed journal, Neurology. The Neurology article was entitled “A Phase 2 randomized trial of ELND005, scyllo-inositol, in mild-moderate Alzheimer’s disease”.

Currently, there are three Phase 2 clinical studies of ELND005 being performed:

(a)	Agitation and Aggression in Alzheimer’s Disease

On November 27, 2012, the first patient was enrolled in a Phase 2 clinical trial of ELND005 for the treatment of agitation/aggression in patients with moderate to severe Alzheimer’s disease. The objectives of the study are to evaluate the efficacy, safety and tolerability of ELND005 over 12 weeks of treatment in patients with moderate to severe AD, who are experiencing at least moderate levels of agitation/aggression. The study is expected to enroll approximately 400 patients at multiple sites in the US, Canada and potentially other selected regions.

(b)	Bipolar Disorder

On August 30, 2012, the first patient was dosed in a Phase 2 clinical study of ELND005 in Bipolar Disorder. The study is a placebo-controlled, safety and efficacy study of oral ELND005 as an adjunctive maintenance treatment in patients with Bipolar 1 Disorder to delay the time to occurrence of mood episodes. As the first patient has been dosed in the study, Transition received a milestone payment of US$11 million from Elan on October 1, 2012.

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(c)	Down Syndrome

On September 4, 2013, Transition announced the first patient was dosed in a Phase 2a study of ELND005 in Down syndrome. Study ELND005-DS201 will evaluate the safety and pharmacokinetics of two doses of ELND005 and placebo in young adults with Down syndrome without dementia, and will also include select cognitive and behavioural measures.

The ELND005 technology is claimed in multiple issued patents and pending patent applications in many jurisdictions throughout the world.

Expenditures for the ELND005 Program

On December 27, 2010, Elan and Transition announced the mutual agreement to modify their collaboration agreement for the development and commercialization of ELND005. Under the terms of the modification, as the agreement is now a royalty arrangement, Transition will no longer fund the development or commercialization of ELND005. Accordingly, Transition did not incur any expenditures relating to the program during the three and six month periods ended December 31, 2013 and 2012.

TT401 / TT402

Development of TT401 and TT402 for Diabetes

Diabetes is a disease in which the body does not produce or properly use insulin. Insulin is a hormone released from islet cells located in the pancreas that is needed to convert sugar, starches and other food into energy needed for daily life. There are two primary forms of diabetes; type 1 diabetes and type 2 diabetes.

Type 2 diabetes usually begins as insulin resistance, a disorder in which the cells do not use insulin properly. As the need for insulin increases, the pancreas gradually loses its ability to produce it. Current treatments for type 2 diabetes include lifestyle changes, oral medications, incretin therapy and insulin therapy. Type 2 diabetes accounts for about 90-95% of all diagnosed cases of diabetes.

Clinical Development of TT401

On March 3, 2010, Transition announced that it had acquired the rights to a series of preclinical compounds from Lilly in the area of diabetes. Under this licensing and collaboration agreement with Lilly, Transition will receive exclusive worldwide rights to develop and potentially commercialize a class of compounds that, in preclinical diabetes models showed potential to provide glycemic control and other beneficial effects including weight loss. The unique properties of these compounds have the potential to provide important therapeutic benefits to type 2 diabetes patients and could represent the next generation of diabetes therapies to be advanced in clinical development.

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On June 18, 2012, Transition announced the results of the Phase 1 clinical study of type 2 diabetes drug candidate, TT401. The Phase 1, double-blind, placebo-controlled randomized study enrolled 48 non-diabetic obese subjects in six cohorts evaluating six escalating subcutaneous single doses of TT401. TT401 demonstrated an acceptable safety and tolerability profile in non-diabetic obese subjects in the study. TT401 exhibited the expected pharmacological effect on glucose and pharmacodynamic biomarkers at doses that were safe and tolerable. The pharmacokinetic profile, assessed over 28 days, demonstrated a half-life consistent with once-weekly dosing.

On April 30, 2013, Transition announced the results of a five-week proof of concept clinical study of TT401 in type 2 diabetes and obese non-diabetic subjects. The study enrolled diabetic patients at five dosing levels and non-diabetic obese patients at one dose level. All dosing cohorts received five doses over a five week period. Diabetic patients were on stable doses of metformin.

At the end of the treatment period, TT401-treated patients in the 3 highest dose groups experienced statistically significant reductions in mean fasting plasma glucose relative to placebo. Statistically significant mean body weight reduction relative to baseline occurred in the three highest dose groups. A similar reduction in body weight was also observed in the obese non-diabetic cohort. TT401 demonstrated an acceptable safety and tolerability profile at all doses evaluated in diabetic and non-diabetic obese subjects. The most common adverse event noted in the study was decreased appetite. Some subjects in the highest three dose groups experienced mild nausea and vomiting, which are consistent with studies of other GLP-1 agonist drug candidates. The pharmacokinetic profile, assessed over the five week study, demonstrated a half-life consistent with once-weekly dosing.

Data from the study support a clear development path forward to a larger Phase 2 efficacy study of TT401.

On June 17, 2013, Lilly exercised its option to assume all development and commercialization rights to type 2 diabetes drug candidate TT401. In conjunction with this assumption of rights, Transition received a US$7 million milestone payment. Lilly and Transition have amended their agreement to address future development of TT401 and associated financial arrangements. Lilly has assumed all costs and will perform all future development and commercialization activities of TT401. Transition will contribute payment of US$14 million to Lilly in three separate installments during the Phase 2 clinical study.

Expenditures for the TT401/402 Program

During the three and six month period ended December 31, 2013 and 2012, the Company incurred direct research and development costs for this program as follows:

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TT-401/402 Program (1)	Three month period ended December 31, 2013	Three month period ended December 31, 2012	Six month period ended December 31, 2013	Six month period ended December 31, 2012
Pre-clinical studies	$-	$231,124	$7,488	$484,273
Clinical studies	(188)	372,319	87,379	1,086,057
Manufacturing	25	501,193	(37,419)	581,299
Other direct research	13,860	48,878	31,968	98,251
TOTAL	$13,697	$1,153,514	$89,416	$2,249,880

Note (1) These costs are direct research and development costs only and do not include patent costs, investment tax credits, salaries and benefits, amortization of intangible assets or an allocation of Company overhead.

TT601 for Osteoarthritis Pain

Osteoarthritis is the most common form of arthritis and is a chronic condition characterized by the breakdown of the joint's cartilage. Cartilage is the part of the joint that cushions the ends of the bones and allows easy movement of joints. The breakdown of cartilage causes the bones to rub against each other, causing stiffness, pain and loss of movement in the joint. The joints most commonly affected are the knees, hips, and those in the hands and spine.

An estimated 27 million Americans live with OA, with almost one third of people over the age of 65 affected by OA. Key risk factors for OA include age, obesity, injury or overuse and genetics. There is currently no cure for OA. Available therapeutics focus on pain relief and include acetaminophen, NSAIDs, and opioids.

Clinical Development of TT601

TT601 has completed preclinical development to date and Transition anticipates can enter the clinic in the first half of calendar 2014.

Expenditures for the TT601 Program

During the three and six month periods ended December 31, 2013 and 2012, the Company incurred direct research and development costs for this program as follows:

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TT-601 Program (1)	Three month period ended December 31, 2013	Three month period ended December 31, 2012	Six month period ended December 31, 2013	Six month period ended December 31, 2012
Pre-clinical studies	$240,319	$-	$249,283	$-
Clinical studies	-	-	-	-
Manufacturing	115,536	-	200,028	-
Other direct research	39,084	-	63,490	-
TOTAL	$394,939	$-	$512,801	$-

Note (1) These costs are direct research and development costs only and do not include patent costs, investment tax credits, salaries and benefits, amortization of intangible assets or an allocation of Company overhead.

The Next Steps

Transition’s goal for its programs is to achieve product approval and ultimately significant revenues or royalties. To achieve product approval, the Company and or its partners, must successfully complete clinical trials and achieve regulatory approval. The stages of development of the Company’s technologies are illustrated below:

RESULTS OF OPERATIONS

For the three month period ended December 31, 2013, the Company recorded a net loss of $1,253,772 ($0.04 loss per common share) compared to net loss of $2,754,534 ($0.10 loss per common share) for the three month period ended December 31, 2012.

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For the six month period ended December 31, 2013, the Company recorded a net loss of $3,584,958 ($0.12 loss per common share) compared to a net income of $4,981,512 ($0.19 income per common share) for the six month period ended December 31, 2012.

Net loss decreased $1,500,762 during the three month period ended December 31, 2013 compared to the three month period ended December 31, 2012. The decrease in net loss during this three month period is mainly due to decreases in research and development expenses and increased foreign exchange gains. The decrease in net loss has been partially offset by increased general and administrative expenses.

Net loss increased $8,566,470 during the six month period ended December 31, 2013 compared to the six month period ended December 31, 2012. The increase in net loss for the six month period ended December 31, 2013 is largely attributed to the revenue recognized during the first quarter of fiscal 2013 resulting from the $10,815,200 (US$11 million) milestone payment received from Elan upon the commencement of the next ELND005 clinical trial. The increase in net loss is also attributed to increases in general and administrative expenses, which has been offset by decreases in research and development expenses and an increase in the foreign exchange gain recognized in the quarter.

Revenue

Revenue is nil in both the three month periods ended December 31, 2013 and 2012.

Revenue is nil in the six month period ended December 31, 2013 compared to $10,815,200 (US$11,000,000) for the six month period ended December 31, 2012.

In August 2012, Elan dosed the first patient in a Phase 2 clinical study of ELND005 in Bipolar Disorder. In light of the amendments to the Elan agreement, the Company recognized $10,815,200 (US$11,000,000) as revenue during the three month period ended September 30, 2012 which represents the milestone payment received from Elan upon their commencement of the next ELND005 clinical trial.

Research and Development

Research and development expenses decreased by $981,490 from $2,141,257 for the three month period ended December 31, 2012 to $1,160,767 for the three month period ended December 31, 2013. For the six month period ended December 31, 2013, Research and development expenses decreased $2,027,190 to $2,168,613 from $4,195,803 for the same period in fiscal 2013.

The decreases in research and development expenses for both the three and six month periods ended December 31, 2013 are primarily due to decreases in clinical development costs related to diabetes drug candidate TT401/TT402 as well as decreased amortization resulting from the write off of the TT301/302 technology which have been partially offset by an increase in clinical development costs related to TT601.

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The Company anticipates that research and development expenses will increase during the third quarter of fiscal 2014 as the Company advances the development of TT601 for the treatment of osteoarthritis pain.

General and Administrative

General and administrative expenses increased by $124,279 from $849,440 for the three month period ended December 31, 2012 to $973,719 for the three month period ended December 31, 2013. For the six month period ended December 31, 2013, general and administrative expenses increased $254,737 to $1,921,079 from $1,666,342 for the same period in fiscal 2013.

The increases in general and administrative expenses for both the three and six month periods ended December 31, 2013 are primarily due to increases in legal consulting fees and increased business and corporate development activities.

The Company anticipates that general and administrative expenses will remain relatively consistent in the third quarter of fiscal 2014 as the Company continues with on-going business and corporate development initiatives.

SUMMARY OF QUARTERLY RESULTS

The following table is a summary of selected quarterly consolidated financial information of the Company for each of the eight most recently completed quarters ending at September 30, 2013.

	First	Second	Third	Fourth
	Quarter	Quarter	Quarter	Quarter
2014
Revenue	-	-
Net income (loss) (1)	$(2,331,186)	$(1,253,772)
Basic and diluted net income (loss) per common share	$(0.08)	$(0.04)
2013
Revenue	$10,815,200	-	-	$7,118,300
Net income (loss) (1)	$7,736,046	$(2,754,534)	$(2,903,331)	$(2,054,884)
Basic and diluted net income (loss) per common share	$0.29	$(0.10)	$(0.11)	$(0.08)
2012
Revenue			$-	$-
Net income (loss) (1)			$(3,072,112)	$(2,536,555)
Basic and diluted net income (loss) per common share			$(0.11)	$(0.10)

Note (1) Net income (loss) before discontinued operations was equivalent to the net income (loss) for such periods.

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The fluctuations of Transition’s quarterly results are primarily due to the recognition of up-front and licensing fees relating to the Elan and Lilly agreements, recognition of an impairment loss relating to the NMX technology, and changes in: activity levels of the clinical trials being performed by the Company; foreign exchange gains and losses; headcount reductions and corporate development costs.

CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS

The preparation of consolidated financial statements in accordance with IFRS requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results can differ from those estimates. We have identified the following areas which we believe require management’s most subjective judgments, often requiring the need to make estimates about the effects of matters that are inherently uncertain and may change in subsequent periods.

(a)	Estimates

Valuation and Amortization of Intangible Assets

The Company’s intangible assets are comprised of purchased or licensed pharmaceutical compounds, technology and patents. The costs of the Company’s intangible assets are amortized over the estimated useful life of 20 years. Factors considered in estimating the useful life of the intangible asset include the expected use of the asset by the Company, legal, regulatory and contractual provisions that may limit the useful life, the effects of competition and other economic factors, and the level of expenditures required to obtain the expected future cash flows from the intangible asset. The Company re-evaluates the useful life when there has been a change in these factors. The Company assesses its intangible assets for recoverability whenever indicators of impairment exist. When the carrying value of an asset is greater than its recoverable amount, which is the higher of its value in use or fair value less costs to sell, an impairment loss is recognized. An impairment loss of $6,545,821 was recognized in the fourth quarter of fiscal 2013 to write off the intangible asset related to TT301 as a result of management’s decision to terminate the program.

Valuation of Contingent Consideration Payable

The contingent consideration is measured at fair value based on level 3 inputs. The contingent consideration is not based on observable inputs and is measured using a discounted cash flow analysis of expected payments in future periods. The significant estimates used in the fair value calculations are as follows:

(a)	Management has estimated the timing of the milestone payments based on current expectations and plans for the development of ELND005. The milestone payments are assigned a probability based on industry statistics for the successful development of pharmaceutical products. An increase of 10% applied to the probability assumptions, with all other variables held constant, would increase the contingent consideration payable by $698,000. Conversely a decrease of 10% applied to the probability assumptions, with all other variables held constant, would decrease the contingent consideration payable by $698,000;

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(b)	The probability adjusted cash flows are discounted at a rate of 24% which is management’s best estimate of the Company’s cost of capital. An increase of 5% to the discount rate would decrease the contingent consideration payable by $211,913. Conversely, a decrease of 5% to the discount rate would increase the contingent consideration payable by $235,888.

Valuation Allowance for Deferred Income Tax Assets

The Company has not recognized certain deferred tax assets primarily related to the carry forward of operating losses and qualifying research and development expenses. The Company has determined that it is not probable that these carry forward amounts will be realized based on historical results and estimated future taxable income. The generation of future taxable income or the implementation of tax planning strategies could result in the realization of some or all of the carry forward amounts, which could result in a material change in our net income (loss) through the recovery of deferred income taxes. However, there is no assurance that the Company will be able to record deferred income tax recoveries in the future.

Share Based Payments

When the Company issues stock options, an estimate of fair value is derived for the equity instrument using the Black-Scholes option pricing model. The application of this option pricing model requires management to make assumptions regarding several variables, including the period for which the instrument will be outstanding, the price volatility of the Company’s stock over a relevant timeframe, the determination of a relevant risk free interest rate and an assumption regarding the Company’s dividend policy in the future. If other assumptions are used, the value derived for the equity instruments could be significantly impacted.

(b)	Judgments

Recognition of Revenue

The Company has recognized as revenue all amounts that have been received under the contracts with Elan and Lilly. The recognition of revenue requires judgment in evaluating the contractual terms and assessing the Company’s performance towards meeting the contractual obligations.

ACCOUNTING CHANGES

The following accounting policies have been adopted effective July 1, 2013:

IFRS 10 – Consolidated Financial Statement, requires an entity to consolidate an investee when it has power over the investee, is exposed, or has rights to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. IFRS 10 replaced SIC-12, Consolidation – Special Purpose Entities, and parts of IAS 27, Consolidated and Separate Financial Statements. The adoption of IFRS 10 did not impact the Company’s interim consolidated financial statements;

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IFRS 12 – Disclosure of Interests in Other Entities establishes disclosure requirements for interests in other entities, such as subsidiaries, joint arrangements, associates and unconsolidated structured entities. The standard carries forward existing disclosures and also introduces significant additional disclosure that address the nature of, and risks associated with, an entity’s interest in other entities. The adoption of this IFRS will require additional disclosures in the annual consolidated financial statements; and

IFRS 13 – Fair Value Measurement is a comprehensive standard for fair value measurement and disclosure for use across all IFRS standards. The new standard clarifies that fair value is the price that would be received to sell an asset, or paid to transfer a liability in a transaction between market participants, at the measurement date. The adoption of IFRS 13 did not require any adjustments to the valuation techniques used by the Company to measure fair value and did not result in any adjustments as at July 1, 2013.

IFRS ISSUED BUT NOT YET ADOPTED

IAS 36 – Impairment of Assets

IAS 36 has been amended to include limited scope amendments to the impairment disclosures. The amendments are effective for annual periods beginning on or after January 1, 2014. The Company has not determined the impact of the adoption of this IFRS on the Company’s consolidated financial statements; and

IFRS 2 – Share Based Payments has been amended to clarify the definition of vesting conditions. The amendments are effective for annual periods beginning on or after July 1, 2014. The Company has not determined the impact of the adoption of IFRS 2 on the Company’s consolidated financial statements.

INTERNAL CONTROLS OVER FINANCIAL REPORTING

Internal controls over financial reporting are designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS.

There have been no substantive changes in the Company’s internal controls over financial reporting that have occurred during the most recent interim period beginning October 1, 2013 and ending December 31, 2013 that have materially affected, or are reasonably likely to materially affect, the Company’s internal controls over financial reporting.

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LIQUIDITY AND CAPITAL RESOURCES

Overview

The Company commenced operations in July 1998, and has devoted its resources primarily to fund its research and development programs. All revenue to date has been generated from interest income on surplus funds, milestone payments, and licensing fees. The Company has incurred a cumulative deficit to December 31, 2013 of $152,917,874. Losses are expected to continue for the next several years as the Company invests in research and development, preclinical studies, clinical trials, manufacturing and regulatory compliance.

Since inception, the Company has been financed primarily from public and private sales of equity, the exercise of warrants and stock options, interest earned on cash deposits and short term investments and revenues and reimbursements from partners.

The Company’s cash, cash equivalents and short term investments were $36,387,207 at December 31, 2013 as compared to $28,125,639 at June 30, 2013, resulting in an increase of $8,261,568. The Company’s working capital position at December 31, 2013 increased $8,841,350 from $25,505,725 at June 30, 2013 to $34,347,075, at December 31, 2013.

The increase in the Company’s cash, cash equivalents and short term investments as well as the increase in working capital is primarily due to the net proceeds of $10.9 million received from the private placement equity financing which closed on August 15, 2013 whereby the Company issued 2,625,300 units of the Company to existing shareholders, board members and management at a price of US$4.19 per unit. Each unit consisted of (i) one common share, (ii) 0.325 Common Share purchase warrant with a purchase price of US$4.60 per whole warrant and (iii) 0.4 Common Share purchase warrant with a purchase price of US$6.50 per whole warrant. Each whole warrant will entitle the holder, within two years of the closing date, to purchase one additional common share in the capital of the Company. If and when all of the warrants are exercised, the Company may realize up to an additional US$10.7 million in proceeds.

The increase in the Company’s cash, cash equivalents and short term investments as well as the increase in working capital can also be attributed to the strengthening US dollar resulting in increased foreign exchange gains. The increase in the Company’s cash, cash equivalents and short term investments as well working capital has been partially offset by expenditures incurred during the six month period ended December 31, 2013.

In light of the recent private placement, the Company’s current cash projection indicates that the current cash resources should enable the Company to execute its core business plan and meet its projected cash requirements well beyond the next 12 months.

The success of the Company is dependent on its ability to bring its products to market, obtain the necessary regulatory approvals and achieve future profitable operations. The continuation of the research and development activities and the commercialization of its products are dependent on the Company’s ability to successfully complete these activities and to obtain adequate financing through a combination of financing activities, operations, and partnerships. It is not possible to predict either the outcome of future research and development programs or the Company’s ability to fund these programs going forward.

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Financial Instruments

Financial instruments of the Company consist mainly of cash and cash equivalents, short term investments, accounts payable and accrued liabilities, and contingent consideration payable. Management’s primary investment objective is to maintain safety of principal and provide adequate liquidity to meet all current payment obligations and future planned expenditures.

The Company is exposed to market risks related to volatility in interest rates for the Company’s investment portfolio and foreign currency exchange rates related to investments and purchases of supplies and services made in U.S. dollars.

The Company is exposed to interest rate risk to the extent that the cash equivalents and short term investments are at a fixed rate of interest and their market value can vary with the change in market interest rates. The Company’s maximum exposure to interest rate risk is based on the effective interest rate of the current carrying value of these assets. The Company does not speculate on interest rates and holds all deposits until their date of maturity.

Contractual Obligations

Minimum payments under our contractual obligations are as follows:

	Remainder of Fiscal 2014	1-3 Years	4-5 Years	After 5 Years	Total
Lilly Phase 2	6,381,600	8,508,800	-	-	14,890,400
Operating Leases	80,710	142,776	1,377	-	224,863
Collaboration Agreements	4,254	-	-	-	4,254
Clinical Trial Agreements	558,142	-	-	-	558,142
Manufacturing Agreements	108,309	-	-	-	108,309
Contingent consideration payable	2,847,759	8,068,760	-	-	10,916,519
Other	19,119	-	-	-	19,119
Total	9,999,893	16,720,336	1,377	-	26,721,606

PROPOSED TRANSACTIONS

On July 19, 2013, the Company’s shelf registration statement filed with the United States Securities and Exchange Commission on Form F-3 became effective. The shelf prospectus provides for the potential offering in the United States of up to an aggregate amount of US$50 million of Transition's common shares, warrants, or a combination thereof, from time to time in one or more offerings until July 19, 2016. Utilization of the US shelf prospectus is dependent upon meeting certain market capitalization thresholds at the time of financing.

OUTSTANDING SHARE DATA

Authorized

The authorized share capital of the Company consists of an unlimited number of common shares.

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Issued and Outstanding

The following details the issued and outstanding equity securities of the Company:

Common Shares

As at February 7, 2014, the Company has 29,710,495 common shares outstanding.

Stock Options

As at February 7, 2014 the Company has 1,709,857 stock options outstanding with exercise prices ranging from $2.09 to $4.29 and various expiry dates extending to June 30, 2023. At February 7, 2013, on an if-converted basis, these stock options would result in the issuance of 1,709,857 common shares at an aggregate exercise price of $5,056,000.

RISKS AND UNCERTAINTIES

The Company’s risks and uncertainties are as described in the Company’s annual MD&A, which can be found on SEDAR at www.SEDAR.com.

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